Prospectus Supplement No. 12	Filed pursuant to Rule 424(b)(3)
to Prospectus dated April 23, 2008	File No. 333-149015
HEALTH BENEFITS DIRECT CORPORATION
     This document supplements the prospectus, dated April 23, 2008, relating to offers and resales of up to 739,913 shares of our common stock, including 350,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form SB-2 on Form S-1, as amended (File No. 333-149015). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Item 8.01.	Other Events
     Our board of directors has approved a rights offering of up to $8 million in “units,” with each unit consisting of shares of our common stock, our Series A convertible preferred stock and warrants to purchase shares of our common stock. These units will be made available, on a pro rata basis, to our existing stockholders for a subscription price to be determined by our board of directors. Our board of directors has approved this rights offering for the purpose of raising capital to finance our operating activities while giving all holders of our common stock the opportunity to participate in an equity investment in our company on the same economic terms as our last two private placements in March 2008 and January 2009.
     We will not initially offer any units to The Co-Investment Fund II, LLP, or Co-Investment. If stockholders other than Co-Investment subscribe for less than $3 million in units, then Co-Investment would agree to acquire enough units under a standby purchase agreement so that we can issue a minimum of $3 million in units. If stockholders other than Co-Investment subscribe for at least $3 million in units, then Co-Investment would not participate in the rights offering.
     We intend to proceed with the rights offering once a registration statement relating to the rights offering has been filed with, and declared effective by, the Securities and Exchange Commission, or the SEC. We anticipate that we will file the registration statement with the SEC in October, 2009.
     There can be no assurance that the proposed rights offering will be commenced or completed, and we are unable, at this time, to ascertain the amount of proceeds it will generate in the rights offering.
     This description of the rights offering shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities mentioned in this summary in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The rights offering will be made by means of a prospectus and any offering of units consisting of shares of our common stock, preferred stock and warrants under the registration statement will be made only by means of a prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 2, 2009